SECURITI 04015330 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
amended
FACING PAGE

SEC FILE NUMBER
8-65645

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Capital Z Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

54 Thompson Street
(No. and Street)

New York	New York	10012
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roland Bernardon — (212) 965-2456
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Capital Z Securities, LLC
Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
as of December 31, 2003

Computation of Net Capital

Total Member's Capital	$	11,067
Less non-allowable assets:		
Deposit		(1,200)
Prepaid expenses		(1,020)
Net Capital	$	8,847
Computation of Aggregate Indebtedness:		
Payable to affiliate and accrued expenses	$	12,230
Minimum capital required (the greater of $5,000 or 6 2/3% of Aggregate Indebtedness)	$	5,000
Capital in excess of minimum required	$	3,847
Ratio of Aggregate Indebtedness to Net Capital		1.38:1

Note: There are no differences between the above computation and the computation reported in the Company's (unaudited) FOCUS report filed on January 15, 2004.